Bradford & Bingley

05011006

RECEIVED
SEC MAIL PROCESSING SECTION
SEP 06 2005
WASH, D.C.
209

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Tel. 01274 806106

SUPPL

30 August 2005

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

dlw 9/9

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

Bradford & Bingley plc

Notification of transactions of Directors/persons discharging managerial responsibility

Below are details of 1998 Long Term Incentive Plan share option exercises of ordinary 25 pence shares by Directors on 15 August 2005 and of a sale of shares by Rosemary Thorne that took place on the same day to cover tax and national insurance liabilities.

Under the terms of this scheme the participants could choose to receive cash or be granted nil cost share options. However, in order to receive these options participants sacrificed cash entitlements equivalent to 249.35 pence per share. The options were granted on 12 December 2000 and became fully exercisable from 12 December 2002 to 4 December 2005.

Director/person discharging managerial responsibility	Shares received	Shares sold	Market/ Sale price (pence)	Shares retained
Steven Crawshaw	9,647	-	326.00	9,647
Rosemary Thorne	15,147	6,223	325.75	8,924

These transactions are notified in accordance with DR 3.1.4R(1)(a) and DR3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

16 August 2005

Contact for information - Phil Kershaw 01274 806106.

END

Se16080501

Re 82-5154

26 August 2005

Bradford & Bingley completes acquisition of £314 million loan portfolio from GMAC-RFC

Bradford & Bingley plc is pleased to announce that it has today purchased a mortgage loan portfolio from GMAC-RFC for a consideration of around £314 million. This is the third purchase resulting from an agreement announced in January 2005 to acquire up to £1.4 billion of loans during 2005 from GMAC-RFC.

The purchase, funded from Bradford & Bingley's existing resources, has been made by Mortgage Express, its wholly owned subsidiary.

This latest loan portfolio acquisition will increase the Bradford & Bingley Group's total managed assets, which stood at £39 billion on 30th June 2005, by around 0.80%.

All lending in the portfolio is secured on UK residential property and has a similar credit risk profile to previous portfolio acquisitions. In addition to reviewing the credit controls GMAC-RFC employed in originating the loan portfolio, Mortgage Express has tested the loan book using its own credit scoring process to confirm that it meets the Bradford & Bingley Group's credit standards. The acquired mortgages are, by value, approximately 22% buy-to-let, 45% self-certified with the remainder standard mortgages. The book has an average loan size of approximately £136,000 and an average loan to value of approximately 76%.

Notes

- The consideration figures include the assets purchased and a premium payable to the seller.

If you would like to discuss the information in this statement, please contact:

Ke 82-5154

16 August 2005

RECEIVED
SEP 0 6 2005
SEC MAIL PROCESSING SECTION
WASH. D.C. 209

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**August 2005**	**July 2005**	**% change**
Outstanding current balance of mortgages	£1,724,852,834	£1,777,925,445	(3.0%)
Number of mortgages	30,963	31,736	(1.4%)
Average loan balance	£55,707	£56,022	(0.6%)
Weighted average current LTV	50.53%	50.85%	(0.6%)
Arrears:			
1 month +	0.71%	0.72%	1.4%
3 months +	0.07%	0.07%	0%
12 months +	0%	0%	0%
repossessions	0%	0%	0%

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Phillip McLelland
Tel: +44 (0) 1274 806112
Email: phillip.mclelland@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

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